US Fuel Corporation

277 White Horse Pike #200

Atco, NJ 08004

April 3, 2014

H. Roger Schwall

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	US Fuel Corporation

Registration Statement on Form 10-12G

Filed February 14, 2014

File No. 000-31959

Dear Mr. Schwall,

This letter is provided in response to your letter dated March 13, 2014 regarding the above-referenced filings of US Fuel Corporation (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Where applicable, new language we are including in Amendment No. 1 to the Registration Statement (the "Amendment"), which we are filing on this same date, is included in the appropriate response below and written in underlined bold; any language removed from the initial Registration Statement is shown herein with a strikethrough.

Registration Statement on Form 10-12G

General

1.	Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response: At this time, we shall proceed with the current Registration Statement and understand that we will be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934 even if we continue to respond to comments from the Commission. Depending upon the results of this response letter, we may later choose to withdraw the Registration Statement and submit a new one.

Business, page 3

History & Progress of Business Plans/Operations, page 3

2.	Expand the second paragraph on page 4 to explain the circumstances for the “new leadership in place.”

Response: Pursuant to your comment, we revised the disclosure in paragraph 4. We believe the information requested and now included was disclosed in our prior SEC filings, but agree that it is helpful to include it here.

"In 2011, with new leadership in place, the Board of Directors evaluated the Company’s position. During 2011, the Company retained a new CEO - Harry Bagot, following termination of the prior CEO, and a new CFO - William Chady, following resignation of the prior CFO; both Mr. Bagot and Mr. Chady continue to serve us in these roles as of the date of this Registration Statement. Given the tough economy and other issues then facing the Company, i.e. not being current with its SEC filings, the skull and cross bones “Caveat Emptor” or “Buyer Beware” on the Company's ticker symbol, the pending lawsuits and the large debt on the Company's books, Management and the Board knew that it would be difficult to raise and receive the capital it needed to maintain operations. Finally, in May 2011, the Company entered into financing negotiations with G & A Capital, Development LLC, a New Jersey limited liability company (“G & A Capital”), which led to the execution of a Stock Purchase Agreement on May 12, 2011."

G&A Capital Agreement, page 4

3.	Indicate the terms of the preferred stock.

Response: Pursuant to your comment, we included the following description of the terms of the preferred stock in Item 11 of the Amendment. Please note that there are no shares of preferred stock currently outstanding and as of the date of this letter, the Company does not have any intention to issue any shares of such stock. We would also like to state that the shares of preferred stock issued to G & A were not from a specifically designated class of preferred, but rather just shares of the Company's blank check preferred stock. As disclosed in the Registration Statement, the Company did not have sufficient capital authorized to issue G & A the number of shares of common stock at the time they entered into the agreement with G & A, and therefore, G & A agreed to accept shares of the preferred stock until such time as the Company amended its articles of incorporation, which it later did.

"As of February 12, 2014, our authorized capital consists of 800,000,000 shares of common stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.001 par value, the latter of which our board of directors has the power to issue in one or more series without stockholder approval. Further, our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock; the purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

As of February 12, 2014, there were 564,374,057 shares of our common stock outstanding and 0 shares of our preferred stock outstanding. This Registration Statement seeks only to register our common stock."

4.	Expand bullet “4” to indicate the terms of the preferred stock including when it may be exchanged for common stock.

Response: The preferred stock referred to in bullet "4" was exchanged, as per the terms of the G & A Capital agreement and as disclosed in the other bullet points, and then cancelled and returned to treasury. Pursuant to your comment, we revised the disclosure in the paragraph following the bullet points to clarify the status of those shares. Additionally, as we included a description of the preferred stock in Item 11 of the Amendment pursuant to Comment 3 above, we respectfully did not include a duplicative description in Item 1 pursuant to this Comment 4.

"As per the above terms, our Articles of Incorporation were amended on June 14, 2011 to increase our authorized capital and thereafter, all of G&A's 5,000,000 shares of preferred stock were exchanged for 164,402,076 shares of our common stock and G & A received the warrant to purchase up to 496,277,915 shares of our common stock. On May 15, 2012, G & A Capital partially exercised their Warrant to purchase 300,851,000 shares of common shares; as a result of such exercise, G & A Capital held 465,253,076 shares of the Company's common stock. As of the date of this Registration Statement, G & A Capital does not own any shares of our common stock.

In 2011, as a result of the G & A Capital Stock Purchase Agreement, the Company's liabilities were reduced by $372,500.  Following the exchange of all of G & A's shares of preferred stock, we do not have any shares of preferred stock outstanding and do not have a present intention to issue any such shares of stock."

5.	Expand the table on page 5 to indicate the position of each individual in the company. In that regard, explain why this is referred to “executive compensation” when it was “provided” by G&A Capital.

Response: Pursuant to your comment we indicated the positions held by each of the individuals included in the table and clarified that the shares issued to such individuals by G & A Capital was pursuant to their agreement under the Stock Purchase Agreement we entered into with them, which provided that they would relieve some of our debts, including accrued executive compensation in light of our limited cash position and reluctance to further dilute our shareholders.

Current Business Model and Operations, page 6

6.	Please provide all disclosures required by Item 101(h) of Regulation S-K. For example, expand your disclosures to discuss the following:

☐	The industry’s distribution methods, including the locations of existing storage facilities and pipelines, given the “existing infrastructure” you reference at page 6;

☐	Competitive business conditions, including how the existing GTL facilities of similar scale operate;

☐	Need for any government approvals; and

☐	Effect of existing or probably governmental regulations on your business.

Response: Pursuant to your comment, we modified and revised our disclosure to add and/or clarify the disclosure about our business in accordance with Item 101(h) of Regulation S-K. As for the examples provided in your comment, please note that we do not believe a listing of all the pipeline and storage is needed, as the disclosure is provided to indicate that these products are compatible with the method of distribution and that there are no small or large small GTL facilities in the US. Additionally, although we will need general construction permits and once we begin production, the final product will be required to meet certain quality standards set by the government, at this time we are not required to obtain any government approvals for our business or operations. If the government imposes any regulations on our business, then we will shall comply with same, noting that our inability to do so will adversely affect our operations. Accordingly, we revised our disclosure to state this information.

7.	Expand your disclosures to describe the tactical initiatives and corporate goals in your strategic plan during the next twelve months. Also explain how Core Strategic Services ("CSS") will assist in your plans. Should your disclosure continue to reflect the use of third parties to search for business opportunities please describe the source of funding that will be used to retain such third parties and include estimated expenses to retain such third parties in the MD&A under Item 2.

Response: Pursuant to your comment, we spoke with Core and received the letter attached hereto as Exhibit A that explains how they will assist us to achieve our goals; we also provided some additional information below.

As disclosed in Item 10, in December 2013, we issued a secured convertible debenture for $100,000, with an original issue discount of $50,000 and net proceeds of $50,000, which is secured by personal property of the Company, as defined in the debenture. This note was issued to an entity owned by Core. The funds received were used for specific activities related to completing the Annual Report on Form 10-K for the year ended December 31, 2012, including related legal and accounting services; remaining funds were utilized to maintain on going operations and general corporate purposes. Core, through this same entity, verbally agreed to provide us with another $450,000 in additional funds; provided however, that we shall not receive any additional funds until such time as we are fully reporting, re-listed and our stock is trading again, following which, the funds will be issued in tranches tied to specific performance benchmarks. As an affiliated entity, owned by Core, Core shares in the potential profits and benefits received through these financings, but Core does not otherwise receive any form of compensation from us.

At this time, we do not anticipate retaining third parties to search for business opportunities, although we reserve the right to do so if we are unable to secure such business through internal efforts. We do need additional funding to carry out our plans and we expect to obtain such funding through private financings - both debt and equity; however, other than the funds received from Core, the source of any additional funding is not yet determined and we do not have any commitments for same.

Additionally, we expanded our disclosure in Item 2 to include the following information about our plans over the next 12 months:

"More specifically, we plan to utilize invested funds to identify and procure commitments from commercially viable technology providers.  Additionally, we will aim to identify and secure plant locations that are strategically located to access feedstock supplies and secure off take agreements for that plant location's fuel production. Secured funding is tied to specific achievable development benchmarks that will move plant development forward; funding is also specific to maintaining corporate governance."

8.	You state that you plan to focus “on converting natural gas into non-petroleum based alternative fuels, such as diesel, gasoline and aviation (jet fuel) and other valuable products.” However, your other disclosures appear to indicate a focus on diesel fuel alone. Expand this section to clarify your proposed end products. Also expand to describe and distinguish the conversion process for each end product. Finally, it is not clear why you refer to diesel, gasoline, etc., as “non-petroleum based” when they will be processed from natural gas. Please advise or revise.

Response: We focus on diesel fuel because it is the biggest potential market. We will produce other products when we have determined there is a demand for the product and a path to market. We distinguish the FT liquids as “non petroleum based” because they are produced from natural gas, not petroleum. Petroleum (L. petroleum, from Greek: πέτρα (rock) + Latin: oleum (oil)) is a naturally occurring, yellow-to-black liquid found in geologic formations beneath the Earth's surface, which is commonly refined into various types of fuels; it consists of hydrocarbons of various molecular weights and other liquid organic compounds. The name petroleum covers both naturally occurring unprocessed crude oil and petroleum products that are made up of refined crude oil. The first two steps of the Fischer Tropsch (FT) process (gas refining and FT reactor) are the same for all FT products. The FT reactor produces synthetic hydrocarbons (FT waxes and oils) which can be sold or upgraded to other products - USFF will upgrade these to diesel.

9.	Please provide independent third party support for the following conclusions on page 6:

☐	“Laboratory test indicates that FT diesel provides “super vehicle performance and delivers dramatic across-the board reductions …. and reduces the most harmful pollutant…”;

☐	Use of “best new technologies” and “America’s most abundant resources”;

☐	Classification of FT fuel as a “clean product”; and

☐	Your conclusion that use of ultra-low sulfur diesel (ULSD) will increase in the U.S. over the next 20 years (page 8).

Response: Pursuant to your comment, we revised some of the referenced statements and included sources for the conclusions set forth above.

10.	You state that the development stage is expected to last approximately 8 months. Please provide a timeline with details of what you need to accomplish prior to commencing the development stage. For example, we note that you are in the preliminary stages of choosing the locations of your planned five to seven plants.

Response: We are ready to begin the development stage as soon as we have adequate funding.

11.	Please revise to explain your Front End Engineering Design (FEED) study. Also clarify your references to “all go / no go gates.”

Response: Pursuant to your comment we included the following disclosure to explain the FEED study; we also removed the phrase, "all go/no go gates," since after further review, we determined it was confusing.

"FEED stands for Front End Engineering Design. The FEED is engineering which comes after the Development Stage and is expected to take approximately 8 months to complete. The FEED design focuses the technical requirements as well as investment cost for the project. The FEED package is used as the basis for bidding the Engineer Procure Construct (EPC) Contract and is used as the design basis."

Strategic Advantage, page 7

12.	Clarify and address the following bullet points:

☐	Locational Cost Advantages: clarify why industrial parks and brownfields are “strategic locations.” Clarify also what you mean by “brownfields. Finally, tell us why you believe that you will be able utilize pipelines defined for wet gas or crude oil for transporting your refined products;

☐	Time to Market: quantify your reference to “half the time” in months or years; and

☐	Modular, Scalable Technology: “no single point of failure.”

Response: Please note our explanations below, which are incorporated into the Amendment as appropriate.

-	Locational Cost Advantages: clarify why industrial parks and brownfields are “strategic locations.” Clarify also what you mean by “brownfields. Finally, tell us why you believe that you will be able utilize pipelines defined for wet gas or crude oil for transporting your refined products.

Our use of the term "brownfields" refers to the common meaning of an urban site for potential building development that previously had development on it. We believe that industrial parks and brownfields close to interstate pipelines are strategic because they typically already have utilities and infrastructure so construction can begin sooner.
Respectfully, we are not clear on your comment regarding utilizing pipelines designed for wet gas or crude oil to transport our refined products; our business does not contemplate using such pipelines to transport our products.

-	Time to Market: quantify your reference to “half the time” in months or years

We quantified this statement in the Amendment as follows: " Time to market.  Commercial operation of our scaled down projects can be achieved in approximately 24 months, which is about half the time for large-scale projects. The plants are expected to qualify as minor sources for the air permit"

-	Modular, Scalable Technology: “no single point of failure.”

This is a common term use in plant operations and refers to the ability to continue operations even if one of the reactors in the plant breaks.

Market Opportunity, page 7

13.	The sentence at the bottom of page 7, “The company will capitalize on the projected $/BTU spread…” appears incomplete. Please revise. In that regard, it is not clear how this reflects information on “FT liquids” as opposed to natural gas and diesel prices in general.

Response: The price of natural gas is approximately $4.00/MMBTU (dollars per million BTU) and the price of ultra-low sulfur diesel ("ULSD") is approximately $24/MMBTU. Through the FT process, the Company converts natural gas to a diesel fuel and can sell this product at the ULSD price and realize a sufficient margin to operate its business.

14.	The chart you provide at page 8 appears illegible. Please provide a clearer chart in your amended filing.

Response: Pursuant to your comment we tried to insert a clearer chart in the Amendment.

Plant Locations, page 8

15.	Please clarify how Muhlenberg County has been a “strong supporter” for several years.Provide a statement from the County government concurring with that characterization.

Response: Pursuant to your comment, we attached a letter from State Representative, Brent Yonts, as Exhibit B hereto; we do not think its necessary to attach such letter as an exhibit to the Form 10. We also updated our disclosure to the following:

"Plant Locations

US Fuel ~~has identified two~~ is looking to build ~~locations in Kentucky for~~ the first Gas to Liquid (GTL) plants (2000 BBL/day) in Kentucky, probably within Muhlenberg County given our familiarity with that county due to some preliminary business opportunities we previously conducted there. In 2011, we also received strong support from a Kentucky State Representative to carry out our plans within Muhlenberg County and in 2009, Muhlenberg County gave us a grant of $650,000 to support our development plans. As of the date of this Amendment, we have not yet settled on any particular location and remain dedicated to finding the most cost effective property for our plant.

~~Locating the first two plants in the same state will provide advantages when working with local and state officials and in securing construction contracts. Muhlenberg County has been a strong supporter of US Fuel for several years.~~

~~US Fuel has also located a potential site in Ohio~~."

16.	Identify the potential location of your second plant in Kentucky.

Response: We reviewed the disclosure related to your comment and realized that it needed to be revised to more accurately disclose the status of our plant locations. Please see our revised disclosure in our response to Comment 15 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

17.	You state that actual results may differ from those anticipated as result of the factors in your Risk Factors section. However, you do not provide a Risk Factors section. Please expand this section to describe the “risks and uncertainties” you refer to in this section.

Response: Pursuant to your comment, we removed reference to a Risk Factors section within the Amendment and included the following salient description of "risks and uncertainties":

"The greatest risk factors to our business are the cost of construction, the time to build the plant, and the commodity prices of the feedstock and the final product.

Construction Cost: Our financial plan is based on an estimated cost, plus the cost of site acquisition and improvements, as well as start-up and development costs and reserves. If the cost of the Engineer Procure Construct ("EPC") contract or other costs increase due to economic factors, design modifications, construction delays or overruns, the total cost of our project and capital required could increase, perhaps significantly.

Construction Timetable: Our construction timetable, which we believe to be reasonable, assumes the commencement of construction after necessary financing and construction permits are available to us and a construction period of approximately 18 to 24 months. Our schedule depends upon several assumptions, including the effectiveness of agreements that remain to be negotiated and signed, including our EPC contract and others. We could also incur delays in the construction of our plant if we need to change the site for our plant due to permitting or zoning delays, opposition from local groups, adverse weather conditions, labor or material shortages, defects in materials or workmanship or other causes. In addition, the availability of financing, changes in interest rates or the credit environment or changes in political administrations at the federal, state or local level that result in policy changes towards FT liquids or our plant could result in delays in our timetable for construction and commencement of operations. Delays will hinder our ability to commence operations, generate revenue and service our debt.

Commodity Prices: The cost that we incur for our supplies of gas and the market prices for the FT liquids that we produce and sell will have a major impact on our financial results and profitability. Natural Gas, which will account for a major portion of our operating expenses, does not have a direct price relationship to the price of FT liquids in the marketplace. For an operating gas to liquids plant, falling FT liquids prices, coupled with a rise in natural gas prices, can result in significant reductions in cash flow. These prices will change based on available supplies, the supply and market prices for alternative products and many other market factors. There can be no assurance as to the price of these commodities in the future, and any increase in the price of gas or decrease in the price of FT liquids would very likely result in less profitability for us and a reduction in the value of USFF."

18.	As it appears that your focus will be on natural gas, the reference to “America’s most abundant resources” is not clear. Please revise.

Response: After reviewing your comment, we revised the statement at issue as follows:

"Taking a fresh and practical approach to production and distribution, using the best new technologies, and leveraging existing infrastructure, the Company plans to use one of America’s most abundant resources to economically produce manageable quantities of high quality fuel close to end use."

19.	Please provide an estimate of your total budget for your plans to build a small scale GTL production facility. Also provide an estimate timeline until such a facility can begin operating.

Response: We estimate that it will cost approximately $200million to build a 2000 barrel per day (bpd) plant, which could begin commercial operations as soon as twenty four months after the start of construction. Please note that this information is also disclosed in Item 1, "Current Business Model and Operations."

20.	Clarify whether you plan to commence the development period for each plant individually, or until after you select the locations of all plants. For example, you state that the development period is expected to cost $750,000 over a period of 8 months. Make clear that such costs are on a per facility basis.

Response: Pursuant to your comment, we revised our disclosure as follows:

"~~The development period before commencing with the FEED Study~~ Prior to commencing the FEED study for each specific plant, we will undergo a development period, which is expected to cost $750,000 and take approximately 8 months, per plant. However, we anticipate that after the first plant is secured, the development costs for subsequent plants will be a little less expensive since many of the resources needed for that phase (i.e., staff, consultants, engineers) will already be in place. The development phase will be completed once the site(s) are secured and costs for the next stage are confirmed and funded."

Security Ownership of Certain Beneficial Owners and Management, page 12

21.	Tell us how many employees of G&A hold shares of the common stock of the company. Also, if the preferred shares have voting rights, explain how those are reflected in the table.

Response: Pursuant to your comment, we revised our disclosure in the Amendment to accurately state that as of today, G & A does not own any shares of our common stock. Prior to distributing all of their shares as set forth in the Amendment, G & A distributed 14,000,000 shares to is sole officer and employee in 2012 (which represents approximately 2.5% of our current outstanding common stock); otherwise, all of their shares were held in their corporate name. As of the date of the Amendment, neither G & A nor its sole officer ever sold any of their respective shares on the open market or otherwise and all shares of Common Stock its sole officer owns remain restricted.

As disclosed in our response to Comment 4, upon the filing of the amendment to our articles of incorporation to increase our authorized capital in 2011, all of their preferred shares were automatically exchanged for shares of our common stock and therefore, no such shares or rights are reflected in the table.

Directors and Executive Officers, page 13

22.	Please revise the biographical sketches to provide a complete five year discussion for each officer and director without gaps or ambiguities in time. Also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of your business. See Item 401(e) of Regulation S-K.

Response: We revised the biographical sketches as per your comment in the Amendment and added disclosure regarding each person's attributes that led to his respective appointments, if necessary.

23.	Expand Mr. Chady’s biography to explain the business or activities of Kentucky Fuel Associates.

Response: Please note that Kentucky Fuel Associates ("KFA") was dissolved in September 2010 and therefore, we respectfully decided that it was unnecessary to explain the business they conducted; however, we did revise the disclosure in the Amendment to make the dissolution of KFA clear.

Prior to the dissolution, Mr. Chady was a Vice President in KFA. He was hired to assist in funding opportunities and to handle the accounting functions and he attended numerous meetings with the Department of Energy for the Commonwealth of Kentucky. KFA was the source USFF obtained to begin the coal-to-liquid process.

24.	Revise Mr. Conner’s biography to limit it to factual information – dates, positions, employers - and eliminate evaluative statements such as he “is an expert team leader with a proven record….” Also, indicate names of former employers and when he graduated from The Ohio State University.

Response: Pursuant to your comment, we removed all evaluative statements form Mr. Conner's biography and indicated the names of his former employers and when he graduated from The Ohio State University.

Executive Compensation, page 14

25.	Please ensure that you provide all the required disclosures pursuant to Item 402 of Regulation S-K. For example, include a summary compensation table and update your disclosures for your most recent fiscal year ended December 31, 2013.

Response: Pursuant to your comment we revised Item 6 to include all of the applicable disclosure required by Item 402 of Regulation S-K.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

26.	The audit report filed as part of your Form 10 refers to Nuclear Solutions, Inc. It appears that you should obtain and file a revised audit report given your name change to US Fuel Corporation in June 2011.

Response: Pursuant to your comment, our auditors revised the corporate name on the audit report, as that was merely a typographical oversight.

27.	Please file a report from your independent registered public accounting firm that indicates the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Response: Pursuant to your comment, we included a revised report from our independent registered public accounting firm indicating the city and state where issued in the Amendment.

Consolidated Statements of Losses, page F-4

28.	Please explain why you present a cumulative period from January 1, 2012 (date of inception) to December 31, 2012 column. In this regard, it is not clear why you deem your date of inception to be January 1, 2012.

Response: In 2011, the Board and Management agreed upon a revised singular focus to design, build, own and operate coal-to-liquid (“CTL”) facilities. On December 1, 2011, the Company entered into an agreement with Paul Adams and Steve Luck for them to:

a.	Perform a technology survey and recommend a gasification technology, prepare a business plan and a project proforma to submit to potential funding sources;

b.	Recommend contract terms (assurances, remedies and incentives) that should be considered in any agreement with feedstock providers and Off-takers;

c.	Assist the Company in initial project and long term corporate planning activities, including, without limitation, identifying and negotiating agreements with appropriate technology providers, sources of feedstock, locations of facilities and potential Off-takers; and,

d.	Assist the Company in long term planning which would include, without limitation, a time line for development of additional projects, creating appropriate supply chain and technology relationships to take advantage of economies of scale and other economic development activities to be associated with coal gasification projects in Kentucky.

Pursuant to the agreement, a formal technology survey commenced in January 2012 that led to preliminary technology selections in June 2012 and final technology selections in December 2012. As a result, we deemed the start of the technology survey in January 2012 as a key triggering event that identified the Company as a development stage enterprise which is devoting substantially all of its efforts to establishing a new business and for which planned principal operations have not commenced. Therefore, the Company became a development stage enterprise for financial statement reporting purposes effective January 2012.

Notes to Consolidated Financial Statements

Note 8 – Stockholder’s Equity, page F -11

29.	We note you entered into an agreement on May 12, 2011 with G&A Capital Development LLC (“G&A Capital”), an entity you refer to as a related party. So that we may better understand this transaction, please provide us with a summary of the terms of the agreement and the journal entries that you booked to account for this transaction. As part of your response, please clarify how G&A Capital is a related party.

Response:

Pursuant to your comment, please find a summary of the terms of the agreement below; please note that much of this summary is included in item 1 of the Amendment and therefore we do not believe we need to add disclosure regarding this agreement into the Amendment.

In May 2011, the Company entered into financing negotiations with G & A Capital, Development LLC, a New Jersey limited liability company (“G & A Capital”), which led to the execution of a Stock Purchase Agreement on May 12, 2011.  The G & A Capital Stock Purchase Agreement, as amended on May 13, 2011 and May 15, 2011, provided, in pertinent part, as follows:

1.	G & A Capital would purchase 5,000,000 shares of the Company's preferred stock for an aggregate purchase price of $662,540.37.

2.	All of the Company’s Preferred Shares would be forward split on a one-for-forty (1:40) basis pursuant to which the G&A Preferred Stock would yield a total of Two Hundred Million (200,000,000) preferred shares (the “G&A Preferred Stock”).

3.	In furtherance of the purchase and in light of the Company's insufficient amount of authorized common stock, G&A agreed to provide the Company with a Majority Shareholder Consent in Lieu of a Special Meeting of the Shareholders that approved, among other actions to be taken, an increase in the common stock capital by amendment to the Company’s Articles of Incorporation. The amendment would increase the authorized common stock capital from 100,000,000 shares of common stock, par value $0.0001 to 800,000,000 shares of common stock (the Company also has 50,000,000 shares of preferred stock, par value $0.001). At the time of the Agreement, the Company had 97,980,981 shares of common stock and 0 shares of preferred stock issued and outstanding.

4.	Immediately following the amendment of the Articles of Incorporation, G & A Capital agreed to exchange the G&A Preferred Stock for 164,402,076 shares of common shares, with the G&A Preferred Stock then being cancelled and returned to the treasury.

5.	Upon the exchange of the G&A Preferred Stock for the common stock, the Company would also issue a warrant to purchase up to 496,277,915 shares of common stock for an aggregate price of $2,000,000. The warrants have a cashless exercise provision, at the option of the holder.

6.	G & A Capital agreed to distribute the shares of Company common stock that it owned to members of the Company's management and key individuals at their discretion.

7.	G & A Capital agreed to relieve, discharge, assume and/or pay all of the outstanding debt, financial obligations and all other liabilities (collectively, the "Debts") incurred by the Company (including, among other things, accrued expenses and accrued compensation), excluding contingent liabilities (ie: Schrader Litigation (please see Legal Proceedings, below), subject to a limitation of liability, so long as the liability was incurred on or before September 31, 2011 and the total dollar amount is not greater than 8 Million Dollars ($8,000,000) (the "Assumption of Liabilities"). The circumstances under which G & A Capital would relieve, discharge, assume and/or pay the Debts is limited in that the Assumption of Liabilities does not extend to any claimed Debts, including accrued but unpaid salaries, that are later deemed not to be due in light of frivolous actions or unmet milestones or work product. Under the terms of the G & A Capital Purchase Agreement, as amended, G & A Capital maintains the right to determine whether or not it wants to pay a particular Debt, which decision shall be made at the sole discretion of the individual G & A Capital chooses to do same (the G & A Capital Appointee"); as of the date of this Amendment, G & A Capital selected Robert Schwartz - a current Board Observer - to serve in that role and appointed him for a term of 5 years ending May 15, 2016.

As per the above terms, our Articles of Incorporation were amended on June 14, 2011 to increase our authorized capital and thereafter, all of G&A's 5,000,000 shares of preferred stock were exchanged for 164,402,076 shares of our common stock and G & A received the warrant to purchase up to 496,277,915 shares of our common stock. On May 15, 2012, G & A Capital exercised their Warrant to purchase 496,277,915 shares of our common stock via a cashless provision whereby G&A received 300,851,000 shares of common shares. As of the date of this Registration Statement, G & A Capital does not own any shares of our common stock.

In 2011, as a result of the G & A Capital Stock Purchase Agreement, the Company's liabilities were reduced by $372,500.  During 2012, as part of their Assumption of Liabilities, due to our limited cash position and reluctance to further dilute our shareholders, G & A Capital agreed to distribute approximately 151,550,000 of the shares of the Company's common stock that they owned to our officers and directors for payment of accrued and unpaid compensation owed to such individuals.

The following are the journal entries that are related to the G&A Capital transaction:

2011 Journal Entries related to G&A Capital

	Dr.		Cr.
Common stock subscription liability	$245,000	(a)
Due from G&A Capital	417,540	(a)
Subscription receivable	2,663,563	(b)
Bad debt expense - related party subscription receivable	3,636,437	(b)
2010 Accrued expenses settled by G&A Capital in 2011	372,500	(c)
Common stock			$16,509
Additional paid in capital			7,318,531

(a)	The above share and warrant issuances were in consideration of G&A Capital making previous payments on the Company’s behalf totaling $662,540 ($245,000 subscription received in 2010 and $417,540 expenses paid by G&A Capital in 2011) and an agreement that G&A Capital will assume the outstanding financial obligations incurred by the Company up to $8,000,000 as long as the liability was incurred on or before September 11, 2011 and is accepted by G & A Capital, in their sole discretion.
(b)	As of September 11, 2011, the Company’s liabilities totaled approximately $6,300,000. Therefore, the Company recorded a subscription receivable of $6,300,000 related to the liabilities that were ultimately settled by G&A Capital in 2012. In 2012, G&A Capital settled approximately $2,663,563 of accrued liabilities by distributing 24,000,000 shares of the Company’s common stock that it owned to creditors. As a result, the Company recorded a bad debt charge in 2011 related to the remaining liabilities of $3,636,437 that were not subsequently settled.
(c)	Prior to September 11, 2011, G&A Capital issued shares of its common stock to settle accrued expenses related to 2010.

2012 Journal Entries related to G&A Capital

	Dr.		Cr.
Stock based compensation	$8,971,615	(d)
Additional paid in capital			$8,971,615	(d)

(d)	On May 15, 2012, G & A Capital exercised a cashless provision related to the warrants issued in May 2011. The Company issued 300,851,000 common shares. Subsequent to the issuance of the 300,851,000 common shares, G & A Capital distributed such number of shares of the Common Stock it owned to our executive officers and key employees and other service providers on behalf of the Company. The majority of the common stock transferred was distributed to related parties including our Chairman of the Board, Chief Executive Officer and Chief Financial Officer. Of the 300,851,000 common shares issued, 24,000,000 shares of common stock were distributed to settle past accrued liabilities. We recorded a compensation charge based upon the 276,851,000 shares of common stock (300,851,000 less 24,000,000) issued to various executive officers, key employees and services providers at a fair market value of $0.032 per share or $8,971,615 for the year ended December 31, 2012.

As a result of the G&A Capital Agreement, the Company believes G&A Capital has significant influence on the Company's management or operating policies. The Company has historically disclosed G&A Capital ownership in the beneficial ownership tables; once they ceased to be a 5% owner, they were removed from such tables.

30.	We note G&A Capital exercised the warrant you issued in the May 12, 2011 transaction on a cashless basis on May 15, 2012. Please clarify for us why they were able to exercise on a cashless basis given your disclosure that the warrants could be exercised for

$2,000,000.

Response: Our 2011 and 2012 Form 10-K, Item 1 and Item 5, respectively, disclosed that G & A Capital exercised their warrants on a cashless basis. However, we did not disclose the cashless feature in our notes to our financial statements. Upon further review, we will amend the related disclosures to properly disclosure the cashless nature of the warrants.

Exhibits

31.	Please file the following and any other material agreements as exhibits:

☐	Employment Agreements;

☐	Agreement with Core Strategic Services;

☐	Collaborative Agreement with Kentucky Fuel Associates, Inc.; and

☐	Consulting Agreement with Craig Conner, you Senior Energy Consultant. See Item 601(b)(10) of Regulation S-K.

Response: We filed all exhibits required pursuant to Item 601 of Regulation S-K in the Amendment. Please note that we do not have a formal written agreement with Core Strategic Services; at this time, we have a verbal understanding with them regarding our relationship which we think is demonstrated through the letter provided in response to comment 7 above. Please also note that other than the consulting agreement with Mr. Conner, we do not have any employment or similar agreements with anyone; additionally, as the agreement with KFA was from 2007 and since KFA was dissolved in 2010, we believe that filing the agreement would be confusing and therefore, respectfully did not attach it as an exhibit to the Amendment.

We acknowledge that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Sincerely,
US Fuel Corporation

/s/ Harry Bagot
Harry Bagot
Chief Executive Officer

Exhibit A

Letter from Core Strategic Services

March 18, 2014

US Fuel Corporation

277 White Horse Pike, Suite 200

Atco, NJ 08004

Re: Core Strategic Services involvement

Mr. Bagot,

Core Strategic Services LLC (“CSS”) has been requested to provide a statement regarding its planned consulting activities with respect to US Fuel Corporation (“US Fuel”) for its next phase of development. CSS is a multi-faceted consultancy providing a range of business development, project management, execution services, technical development and corporate planning, and was formed by principals of Core Equity Group LLC based on their prior involvement with early to mid stage technology companies in the venture segment of the public markets.

With respect to its planned work program with US Fuel, CSS intends to provide technical consulting regarding the implementation of the Company’s current planned Gas to Liquids (“GTL”) operations, business development with respect to new potential GTL operations, augmentation of existing plans with technologies sourced by CSS, providing introductions to CSS network of potential funding partners for GTL projects, and corporate finance advisory as warranted alongside the development of the core business.

CSS principals and partners have extensive experience in developing early stage technology companies, and have specific experience in gasification technologies, new clean fuel development, and public venture financing.

We are excited about the prospects of working alongside US Fuel to achieve its objectives in 2014 and beyond.

Sincerely,

Jon Buttles

Core Strategic Services LLC

Exhibit B

Letter from State Legislator

08/05/2011 11:12 12703381639 BRENT YONTS PSC PAGE 03/04

114 Mill Street
P.O. Box 370
Greenville, KY 42345
(270) 338-0816
Fax: (270) 338-1639

**COMMONWEALTH OF KENTUCKY**
# HOUSE OF REPRESENTATIVES
## BRENT YONTS
**15th Legislative District**

Capitol Annex, Room 366A
702 Capitol Avenue
Frankfort, KY 40601
(502) 564-8100, Ext. 686
Fax: (502) 564-1010

July 26, 2011

U.S. Fuel Corporation
Harry Bagot, President & CEO
277 White Horse Pike
Atco, NJ 08004

RE: Coal to Diesel Plant in Muhlenberg County, Kentucky

Dear Mr. Bagot:

I am writing this letter at the request of Harry Bagot who is now leading the charge to bring a coal to diesel plant to Muhlenberg County, Kentucky. This process started in 2007 when I was contacted about assisting with the development of such a project. Muhlenberg County is blessed with abundant coal. Our nation faces increased costs for energy and alternative sources for that energy. Turning coal into diesel fuel enables that agenda to be accomplished.

There are a lot of local industries which would buy diesel fuel produced from coal in Muhlenberg County. The idea has already been approached with the Muhlenberg County Board of Education and other businesses have been conferred with including the coal mines where the fuel would be produced. Further, the National Guard is located here at the Wendell Ford National Guard training site, the largest such site East of the Mississippi, which uses an enormous amount of diesel fuel.

I have been working continuously on this project since 2007 and have appropriated money from the state budget to help develop this project. This appropriation was done in conjunction with the Muhlenberg Fiscal Court and my recollection is that it exceeds $600,000.00.

The bad economy become involved and the project slowed, but is still moving forward very rapidly at this point. Not only does the coal to diesel facility, being developed by U.S. Fuel Corporation, need to come to Muhlenberg County, but U.S. Fuel Corporation is now talking about potentially two sites. I am told by Harry Bagot and others close to the process that a deal is imminent. Coal from a site currently being mined is the prime location for the first plant with a site near the old location chosen a few years back being potentially another site.

I stand ready as a Representative for the 15th Legislative District to assist in any way possible. The County of Muhlenberg County stands ready to assist in any way possible. The Economic

COMMITTEES: Vice-Chair, Judiciary; Vice-Chair, Appropriations and Revenue; Labor and Industry; State Goverment;
Government Contract Review; Budget Review Subcommittee on Justice and Judiciary;
Energy Special Subcommittee; Kentucky Abraham Lincoln Bicentennial Commission;
Chair, Labor and Economic Development Committee of the National Conference of State Legislatures;
Economic Development, Transportation & Cultural Affairs Committee of the Southern Legislative Conference

08/05/2011 11:12 12703381639 BRENT YONTS PSC PAGE 04/04

Developer for Muhlenberg County is ready to assist. We are working on other projects that will help the development including the effort to re-establish a rail line near this facility which will enable it to remove its product promptly.

The Commonwealth of Kentucky is well aware of the delays that have gone but still supports the project. Indeed when we had a ground breaking approximately three years ago officials from the state including the Natural Resources and Environment Cabinet appeared. The Secretary of the Cabinet spoke at the event.

We are very much supportive of this project and want everything possible to happen as quickly as possible to make sure that coal to diesel comes to Muhlenberg County to employ our people, use our coal and create economic development that will be helpful to this economy for many years to come.

Yours truly,

BRENT YONTS
15TH Legislative District